SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D
                                   AMENDMENT NO. 6

                      Under the Securities Exchange Act of 1934

                          Health Systems International, Inc.
                                   (Name of Issuer)

                   Class A Common Stock, $.001 par value per share
                            (Title of Class of Securities)

                                     421949-10-8
                        (CUSIP Number of Class of Securities)

                               Michael E. Jansen, Esq.
                          Health Systems International, Inc.
                                225 North Main Street
                               Pueblo, Colorado  81003
                                    (719) 542-0500
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                       Copy to:

                                  Brian J. McCarthy
                         Skadden, Arps, Slate, Meagher & Flom
                          300 South Grand Avenue, Suite 3400
                            Los Angeles, California 90071
                                    (213) 687-5000

                                  October 1, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the follow-
          ing:                                         (   )

          Check the following box if a fee is being paid with this State-
          ment:                                        (   )


                                Exhibit Index on page 7


          CUSIP No. 646465-10-4            13D           Page 2 of 18 Pages
          -----------------------------------------------------------------
          (1)  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Malik M. Hasan, M.D.
               ###-##-####
          -----------------------------------------------------------------
          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a) (  )
                                                       (b) (  )
          -----------------------------------------------------------------
          (3)  SEC USE ONLY
          -----------------------------------------------------------------
          (4)  SOURCE OF FUNDS*

               Not applicable.
          -----------------------------------------------------------------
          (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)              (   )

               Not applicable.
          -----------------------------------------------------------------
          (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
               USA

                                             : (7)  SOLE VOTING POWER
                                             :
                                             :            -0-
                                             :-----------------------------
           NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
           OWNED BY EACH REPORTING           :         4,217,417
           PERSON WITH                       :-----------------------------
                                             : (9)  SOLE DISPOSITIVE
                                             :         4,217,417
                                             :-----------------------------
                                             :(10)  SHARED DISPOSITIVE
                                             :            -0-
          -----------------------------------------------------------------
          (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,031,459
          -----------------------------------------------------------------
          (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
               EXCLUDES CERTAIN SHARES*                     /  /
          -----------------------------------------------------------------
          (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               16.9%
          -----------------------------------------------------------------
          (14) TYPE OF REPORTING PERSON*
               IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



                    This Amendment No. 6 to the Schedule 13D filed on January 28, 1994 by Malik M. Hasan, M.D. (as previously amended, the "Schedule 13D") is being filed to amend and supplement Items 4, 5 and 6.

                    Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the responses to each item of this Amendment are qualified in their entirety by the provisions of such exhibits.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    Item 4 is hereby amended and supplemented as follows:

                    On October 1, 1996, the Company, FH Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), and Foundation Health Corporation, a Delaware corporation ("Foundation"), entered into an Agreement and Plan of Merger (the "Agreement"), which provides for, among other things, Merger Sub merging with and into Foundation and Foundation becoming a wholly owned subsidiary of the Company (the "Merger"). If the Merger is consummated, each issued and out-standing share of Foundation common stock shall be converted into the right to receive 1.3 fully paid and nonassessable shares of Class A Common Stock, including the corresponding number of rights to purchase shares of Series A Participating Preferred Stock of the Company pursuant to the Rights Agreement dated as of June 1, 1996, between the Company and Harris Trust and Savings Bank as Rights Agent.

                    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company, Merger Sub and Foundation to enter into the Agreement, Dr. Hasan entered into a Voting Agreement, dated October 1, 1996, a copy of which is attached hereto as Exhibit 5 (the "Voting Agreement").

                    Concurrently with the execution of the Voting Agree-ment, Dr. Hasan delivered to the members of the Board of Direc-tors of Foundation (the "Proxy Holders") an irrevocable proxy in the form attached to the Voting Agreement as Exhibit A (the "Proxy").

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Item 5 is hereby amended and supplemented as follows:

                    Dr. Hasan beneficially owns 5,031,459 shares of Class A Common Stock, which represent 16.9% of the outstanding shares of Class A Common Stock. This percentage is based upon 29,091,964 shares of Class A Common Stock outstanding as of October 1, 1996. This number of shares beneficially owned by Dr. Hasan includes 730,000 shares of Class A Common Stock that are issuable upon the exercise of vested options or options that vest within 60 days of October 1, 1996. This number of shares beneficially owned by Dr. Hasan also includes (i) 2,209 shares of Class A Common Stock owned by Seeme G. Hasan, Dr. Hasan's wife, and (ii) 81,833 shares beneficially owned by The Hasan Family Foundation of which Mrs. Hasan is the Chairperson, as to each of which Dr. Hasan disclaims beneficial ownership.

                    The number of shares beneficially owned by Dr. Hasan disclosed above in this Item 5 does not include 135,582 shares of Class A Common Stock held by the Trusts. The trustee of the Trusts has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, securities held in the Trusts.

                    Dr. Hasan has the sole power to dispose or to direct the disposition of 4,217,417 shares of Class A Common Stock. Dr. Hasan has the shared power (with the Proxy Holders) to vote or to direct the vote of 4,217,417 shares of Class A Common Stock.
          This number of shares does not include the 2,209 shares of Class A Common Stock owned by Mrs. Hasan and the 81,833 shares of Class A Common Stock owned by The Hasan Family Foundation.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    Item 6 is hereby amended and supplemented as follows:

                    The information set forth in Item 4 hereof is hereby incorporated herein by reference.

                    Dr. Hasan has presently vested options (or options that vest within 60 days of March 31, 1995) to purchase an aggregate of 730,000 shares of Class A Common Stock.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit        Description

            5 Voting Agreement, dated as of October 1, 1996, between Malik M. Hasan, M.D., and Foundation Health Corporation.


                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowl-edge and belief, I certify that this statement is true, complete and correct.

                                   By:  /s/Malik M. Hasan, M.D.
                                       ------------------------------
                                        Malik M. Hasan, M.D.

          Dated:  October 4, 1996

                                    EXHIBIT INDEX

          Exhibit        Description                        Page

            5            Voting Agreement, dated as           8
                         of October 1, 1996, between
                         Malik M. Hasan, M.D. and
                         Foundation Health Corporation.



                                                              Exhibit 5


                                 Voting Agreement

                     AGREEMENT, dated as of October 1, 1996 (this "Agreement"), between Malik M. Hasan (the "Stockholder") and Foundation Health Corporation , a Delaware corporation
          ("Foundation").

                    WHEREAS, Foundation, FH Acquisition Corp., a Dela-ware Corporation ("Merger Sub"), and Health Systems Interna-tional, Inc. a Delaware corporation (the "Company"), have, contemporaneously with the execution of this Agreement, entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, that Merger Sub shall be merged with and into the Company pursuant to the merger contemplated by the Merger Agreement (the "Merger");

                    WHEREAS, as of the date hereof, the Stockholder is the Beneficial Owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 4,301,459 shares of Class A Common Stock, par value $.001 per share, of the Company (the "Company Common Stock") and options to purchase 730,000 shares of the Company Common Stock (collectively, the "Options"); and

                    WHEREAS, as a condition to the willingness of Foundation to enter into the Merger Agreement, Foundation has required that the Stockholder agree, and in order to induce Foundation to enter into the Merger Agreement, the Stockhold-er has agreed, to enter into this Agreement.

                    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                    ARTICLE I
                                 VOTING OF SHARES

                    SECTION 1.01. Voting Agreement. The Stockholder hereby agrees, during the time this Agreement is in effect, at any meeting of the stockholders of the Company relating to the Merger to: (a) appear, or cause the holder of record on the applicable record date (the "Record Holder") to appear, at any annual or special meeting of stockholders of the Company for the purpose of obtaining a quorum; (b) vote, or cause the Record Holder to vote, in person or by proxy, all of the shares of the Company Common Stock owned or with respect to which the Stockholder has or shares voting power and shares of Company Common Stock which shall, or with respect to which voting power shall, hereafter be acquired by the Stockholder (collectively, the "Shares") in favor of the Merger, the Merger Agreement (as in effect on the date here-of) and the transactions contemplated by the Merger Agreement (including, without limitation, the amendments to the Certif-icate of Incorporation of the Company contemplated thereby);
          (c) vote, or cause the Record Holder to vote, the Shares against any action, proposal or agreement that could reason-ably be expected to result in a breach in any material re-spect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, or which could reasonably be expected to result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled; and (d) vote, or cause the Record Holder to vote, such Shares against any: (i) any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, reor-ganization, recapitalization or liquidation involving the Company or any of its subsidiaries; and (ii) a sale or trans-fer of a material amount of the assets of the Company or any of its subsidiaries (each of the events described in (i) and (ii) above as an "Alternative Transaction"). The Stockholder acknowledges receipt and review of a copy of the Merger Agreement. Notwithstanding any other provision of this
          Section 1.01, the provisions of such Section shall not pro-hibit or restrain the Stockholder from complying with his fiduciary obligations as a director or officer of the Compa-ny.

                    SECTION 1.02. Irrevocable Proxy. (a) In further-ance of the transactions contemplated hereby, concurrently with the execution of this Agreement, the Stockholder shall execute and deliver to Foundation a proxy in the form at-tached hereto as Exhibit A (the "Proxy"). THE PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST.

                    (b) The Stockholder hereby revokes all other proxies and powers of attorney with respect to the Shares which the Stockholder may have heretofore appointed or grant-ed, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, such proxy or power of attorney shall not be effective) by such Stockholder with respect thereto. All authority con-ferred by this Section 1.04 or agreed to be conferred shall survive the death or incapacity of the Stockholder and any obligation of the Stockholder under this Agreement shall be binding upon the heirs, personal representatives, assigns and successors of the Stockholder.

                    SECTION 1.03. No Inconsistent Agreements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, the Stockholder shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Shares which is inconsistent with this Agreement.

                                    ARTICLE II
                             RESTRICTIONS ON TRANSFER

                    SECTION 2.01 Transfer of Title. (a) The Stock-holder hereby covenants and agrees that the Stockholder will not, prior to the termination of this Agreement, either directly or indirectly, offer, agree or otherwise sell, assign, pledge, hypothecate, transfer, exchange, or dispose of any Shares, any options or warrants to purchase any shares of Company Common Stock, or any securities or rights convert-ible into or exchangeable for shares of Company Common Stock, owned either directly or indirectly by the Stockholder or with respect to which the Stockholder has the power of dispo-sition, whether now or hereafter acquired, other than pursu-ant to the Merger, without the prior written consent of Foundation; provided, however the Stockholder may dispose up to 250,000 Shares at the Stockholder's sole discretion.

                    (b) The Stockholder hereby agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of any Shares consistent with the terms of Section 2.01.

                                   ARTICLE III
                      REPRESENTATIONS AND WARRANTIES OF THE
                                   STOCKHOLDER

                    The Stockholder hereby represents and warrants to Foundation as follows:

                    SECTION 3.01. Authority Relative to This Agree-ment. The Stockholder is competent to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agree-ment has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Foundation, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms except that
          (i) the enforceability hereof may be subject to applicable bankruptcy, insolvency or other similar laws, now or herein-after in effect affecting creditors' rights generally, and
          (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

                    SECTION 3.02. No Conflict. (a) The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder shall not result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termina-tion, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instru-ment or obligation to which the Stockholder is a party or by which the Stockholder or the Shares are bound or affected, except, in the case of each of the foregoing, for any such conflicts, violations, breaches, defaults or other occurrenc-es which would not prevent or delay the performance by the Stockholder of its obligations under this Agreement.

                    SECTION 3.03. Title to the Shares. As of the date hereof, the Stockholder is the record or Beneficial Owner of 4,301,459 shares of Company Common Stock and 730,000 Options, which are all of the securities of the Company owned, either of record or beneficially, by the Stockholder. The Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agree-ments, limitations on the Stockholder's voting rights, charg-es and other encumbrances of any nature whatsoever (other than as set forth on Exhibit A). Except as provided in this Agreement, the Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares.

                                    ARTICLE IV
                                  MISCELLANEOUS

                    SECTION 4.01. Termination. This Agreement shall terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms pursuant to Section 9.01 of the Merger Agreement, (b) the Effective Time (as defined in the Merger Agreement) or (c) a determina-tion by the board of the Company to withdraw its recommenda-tion for the Merger.

                    SECTION 4.02. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the par-ties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific perfor-mance of the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity.

                    SECTION 4.03. Successors and Affiliates. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives and assigns. If the Stockholder shall ac-quire ownership of, or voting power with respect to, any additional Shares in any manner, whether by the exercise of any Options or any securities or rights convertible into or exchangeable for Company Common Stock, operation of law or otherwise, such Shares shall be held subject to all of the terms of this Agreement, and by taking and holding such Shares, the Stockholder shall be conclusively deemed to have agreed to be bound by and to comply with all of the terms and provisions of this Agreement. Without limiting the forego-ing, the Stockholder specifically agrees that the obligations of the Stockholder hereunder shall not be terminated by operation of law, whether by the death or incapacity of the Stockholder or otherwise.

                    SECTION 4.04. Entire Agreement. This Agreement constitutes the entire agreement between Foundation and the Stockholder with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between Foundation and the Stockholder with respect to the subject matter hereof.

                    SECTION 4.05. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                    SECTION 4.06. Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, in-cluding, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any repre-sentations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

                    SECTION 4.07. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

                    SECTION 4.08. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission (provided that a confirmation copy is sent by another approved means) to the telecopier number specified below:

                         If to the Stockholder, to the Stockholder at:

                         Malik M. Hasan
                         1607 N. Elizabeth Street
                         Pueblo, Colorado 81003

                         If to Foundation, at:

                         Foundation Health Corporation
                         3400 Data Drive
                         Rancho Cordova, California 95670
                         Attention:  General Counsel

                         With a copy to:

                         Fried, Frank, Harris, Shriver & Jacobson
                         One New York Plaza
                         New York, New York 10004
                         Attention:  Paul M. Reinstein, Esq.
                         Telephone:     (212) 859-8000
                         Facsimile:     (212) 859-4000

                         With a copy to:
                         Pillsbury Madison & Sutro LLP
                         235 Montgomery Street
                         San Francisco, California 94104
                         Attention:  Linda C. Williams, Esq.
                         Telephone:     (415) 983-1000
                         Facsimile:     (415) 983-1200


                    SECTION 4.09. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law.


                    IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed on the date hereof.

                                        /s/Malik M. Hasan
                                        --------------------------------
                                        Malik M. Hasan

                                        Foundation Health Corporation

                                        By:____________________________
                                           Name:
                                           Title:




                    IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed on the date hereof.

                                        -------------------------------
                                        Malik M. Hasan

                                        Foundation Health Corporation

                                        By:  /s/Daniel D. Crowley
                                            ----------------------------
                                           Name:
                                           Title:





                                      EXHIBIT A

                                  IRREVOCABLE PROXY

                                       to Vote

                          HEALTH SYSTEMS INTERNATIONAL, INC.

                                     COMMON STOCK


                    The undersigned stockholder of Health Systems Interna-tional, Inc., a Delaware corporation ("Parent"), hereby irrevoca-bly (to the full extent permitted by the General Corporation Law of the state of Delaware (the "Law"), appoints the members of the Board of Directors of Foundation Health Corporation, a Delaware corporation (the "Company"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Parent that now are or hereafter may be beneficially owned or owned of record by the undersigned, and any and all other shares or securities of Parent issued or issuable in respect thereof on or after the date hereof (collec-tively, the "Shares") in accordance with the terms of this Proxy. The Shares beneficially owned or owned of record by the under-signed stockholder of Parent as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

                    This Proxy is irrevocable (to the extent permitted by the Law), is granted pursuant to that certain Voting Agreement, dated as of October 1, 1996, between the Company and the under-signed stockholder of Parent (the "Voting Agreement"), and is granted in consideration of Parent, FH Acquisition Corp., a Delaware corporation ("Merger Sub"), and the Company entering into that certain Agreement and Plan of Merger dated as of October 1, 1996 (the "Merger Agreement"). The Merger Agreement provides for the merger (the "Merger") of Merger Sub with and into the Company, all in accordance with the terms of the Merger Agreement. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Voting Agree-ment in accordance with its terms, or (ii) such date and time as the Merger shall have become effective in accordance with the terms and provisions of the Merger Agreement.

                    The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Law) at every annual, special or ad-journed meeting of the stockholders of Parent and in every written consent in lieu of such meeting: (a) in favor of the Merger, the Merger Agreement (as in effect on October 1, 1996) and the transactions contemplated by the Merger Agreement (as in effect on October 1, 1996) (including, without limitation, the amendments to the Certificate of Incorporation of the Parent contemplated thereby); (b) against any action, proposal or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Parent under the Merger Agreement, or which could reasonably be expected to result in any of the conditions to the Parent's obligations under the Merger Agreement not being fulfilled; and (c) against (i) any extraordi-nary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving the Parent or any of its subsidiaries and (ii) a sale or transfer of a material amount of the assets of the Parent or any of its subsidiaries. The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided in clauses (a), (b) and (c) above. The undersigned stockholder may vote the Shares on all other matters.

                    Notwithstanding any other provision of this Proxy, the provisions of this Proxy shall not prohibit or restrain the undersigned from complying with his fiduciary obligations as a director or officer of Parent.

                    Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.


          Dated:  October 1, 1996.  Signature of Stockholder /s/Malik M. Hasan
                                                             -----------------
                                    Printed Name of Stockholder: Malik M. Hasan



                                   Shares beneficially owned:

                                   4,301,459 shares of Parent Class A
                                   Common Stock and options to acquire
                                   730,000 shares of Class A Common Stock